Xtrades Inc.

ANNUAL REPORT

3651 Jasmine Avenue Unit 107
Culver City, CA 90232
(314) 779-5031
Xtrades.net

This Annual Report is dated April 30, 2026.

BUSINESS

Company Overview

"Xtrades Inc. (" Xtrades" or the "Company") is a C corporation organized under the laws of the state of Delaware that improves social trading using AI and Machine Learning.

Business Model

The Company's business model consists of a subscription sales model. Our subscriptions and trading products are sold globally at our company platforms like Xtrades.net and CryptoTraders.com as well as direct-to-consumer businesses online. We believe the Company is currently positioned well in the AI and Machine learning sphere, has a proven working model, and is highly scalable.

Corporate History

Before October 2023, Xtrades Inc. was divided into two LLCs; Crypto Traders Group LLC and Xtrades LLC. The entity has changed its legal structure from LLCs to Incorporation as of October 2023. Kevin Wan was the common management between both entities. As company is intended to participate in seeds funding to invite Investors, Management and shareholders of both entities decided to merge into one Incorporation which is now called as Xtrades incorporation.

Intellectual Property

The Company has one trademark for "Xtrades."

Source for trademark:
https://tsdr.uspto.gov/#caseNumber=97081638&caseSearchType=US_APPLICATION&caseType=DEFAULT&searchType=statusSearch

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 238,135,827
Use of proceeds: Not applicable.
Date: April 11, 2023
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Year ended December 31, 2024 compared to year ended December 31, 2025
Revenue
Revenue for fiscal year 2024 was $832,616 compared to $701,516 in fiscal year 2025. The decrease of approximately 15.7% was primarily attributable to a contraction in retail trading activity across the broader capital markets. Elevated interest rates throughout much of the year and a rotation away from speculative retail trading reduced overall demand for active trading communities and subscription-based platforms. CryptoTraders specifically experienced a decline from $127,708 to $94,687 as cryptocurrency market volatility normalized relative to the elevated activity seen in prior periods. Xtrades revenue declined from $704,908 to $606,829, reflecting similar market dynamics.
Gross Margins
Net margins for fiscal year 2024 were 27.03% compared to 24.63% in fiscal year 2025. The modest compression in margins was largely a result of increased partner distribution obligations introduced mid-year as

the Company formalized profit-sharing arrangements with key contributors, which added incremental overhead not present in prior periods at the same scale.

Cost of Sales

The Company has no direct cost of sales. However, there are developer costs, marketing personnel costs, and platform infrastructure costs. Due to the nature of these expenses, they have been categorized under operational expenses. See the below description.

Expenses

Expenses for fiscal year 2024 were $607,550 compared to $528,731 in fiscal year 2025. The decrease of approximately 13.0% reflects deliberate cost discipline in response to the revenue environment. The Company reduced marketing spend, rationalized third-party software subscriptions, and optimized developer headcount through the latter half of the year. Despite lower revenue, the Company maintained profitability in every month of fiscal year 2025, demonstrating the scalability of the current operating model.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 396300.

Debt

The Company does not have any outstanding debt.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Kevin Wan

 Kevin Wan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: CEO, Founder, Board Member, Principal Accounting Officer
• Dates of Service: January 2023 — Present
• Responsibilities: Kevin facilitates development, marketing, and business modeling. Kevin does not currently receive compensation and currently owns 89% of the company's equity. He anticipates taking a salary once the company grosses $5M a year.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Kevin Wan
Amount and nature of Beneficial ownership: 212,651,834.8
Percent of class: 89.3%

RELATED PARTY TRANSACTIONS

The Company has not conducted any related party transactions.

OUR SECURITIES

The Company has authorized Common Stock.

Common Stock
• Authorized: 265,000,000
• Outstanding: 238,135,827
• Voting Rights: One vote per share. Please see voting rights of securities sold in this offering below.
• Material Rights: Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

  If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information

annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the

product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
It is possible that the Machine Learning Model, will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face

competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We have already been victim to a cybersecurity breach through an associated Discord server whereby a hacker attempted to trick users into transferring their funds into a hacker account. The affected user base was minimal and we compensated the affected investors. We have taken precautions in an effort to sure up our cybersecurity. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Financial Market Correlation Risk
Due to the nature of our company, we can expect revenue to be variable based upon the nature and movements of the markets.

Financial Markets Correlated Risk
May experience reduced activity during a slow or low volatility financial market environment

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Xtrades Inc.

By /s/ *Kevin Wan*

Title: CEO & Founder

By /s/ *Kevin Wan*

Name: Kevin Wan

Title: CEO & Founder

By /s/ *Kevin Wan*

Name: Kevin Wan

Title: CFO

Exhibit A
FINANCIAL STATEMENTS

XTRADES INC.

Balance Sheets
As of December 31, 2025 and 2024

	2025	2024
ASSETS		
Current Assets		
Cash and cash equivalents	$396,300	$230,000
Accounts receivable	—	—
Total Current Assets	**$396,300**	**$230,000**
TOTAL ASSETS	**$396,300**	**$230,000**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued liabilities	—	—
Short-term debt	—	—
Total Liabilities	**—**	**—**
Stockholders' Equity		
Retained earnings / undistributed funds	$396,300	$230,000
Total Stockholders' Equity	**$396,300**	**$230,000**
TOTAL LIABILITIES AND EQUITY	**$396,300**	**$230,000**

XTRADES INC.

Statements of Operations
For the Years Ended December 31, 2025 and 2024

	2025	2024
Revenue		
Subscription & membership revenue	$600,032	$704,908
Total Revenue	**$600,032**	**$704,908**
Operating Expenses		
Marketing & advertising	185,815	213,498
Development & technology	136,917	157,314
Community payouts & contributor costs	107,577	123,604
General & administrative	58,679	67,420
Total Operating Expenses	**(488,988)**	**(561,836)**
Income Before Income Taxes	**$111,044**	**$143,072**
Provision for income taxes (21%)	(23,319)	(30,045)
Net Income	**$87,726**	**$113,027**

XTRADES INC.

Statement of Cash Flows
For the Year Ended December 31, 2025

	2025	
OPERATING ACTIVITIES		
Net income	$87,726	
Adjustments to reconcile net income:		
Depreciation and amortization	—	
Changes in working capital	—	
Net cash provided by operating activities		**$87,726**
INVESTING ACTIVITIES		
Capital expenditures	—	
Net cash used in investing activities		**—**
FINANCING ACTIVITIES		
Net partner contributions (distributions)	78,574	
Net cash from financing activities		**$78,574**
Net increase in cash		**$166,300**
Cash at beginning of period		230,000
Cash at end of period		**$396,300**

XTRADES INC.

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2025

	Common Stock / Paid-In Capital	Retained Earnings	Total Equity
Balance, January 1, 2025	—	$230,000	**$230,000**
Net income for the year	—	87,726	87,726
Distributions to partners	—	(78,574)	(78,574)
Balance, December 31, 2025	—	**$396,300**	**$396,300**

Equity ownership percentages as of December 31, 2025:

Partner	Ownership %	Allocated Equity
Kevin (CEO)	65%	$257,595
Dan	15%	$59,445
Rafaello	20%	$79,260

XTRADES INC.

Notes to the Financial Statements
For the Year Ended December 31, 2025

Note 1 — Organization and Nature of Business

Xtrades Inc. (the "Company") is a corporation incorporated in the United States. The Company operates two primary business segments: Xtrades, a subscription-based financial education and trading community platform, and CryptoTraders, a cryptocurrency-focused trading signals and community platform. Both segments are wholly owned by Xtrades Inc. Revenue is generated primarily through recurring membership subscriptions collected via Stripe and PayPal.

Note 2 — Basis of Presentation

These financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States (U.S. GAAP). All dollar amounts are expressed in U.S. dollars. The financial statements present the consolidated operations of Xtrades Inc. and its CryptoTraders segment.

Note 3 — Summary of Significant Accounting Policies

Revenue Recognition: The Company recognizes subscription revenue ratably over the subscription period. Payments received in advance are recorded as deferred revenue. Refunds and chargebacks are netted against gross revenue.

Cash and Cash Equivalents: The Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents. Cash is held primarily across Stripe, PayPal, and bank accounts.

Income Taxes: The Company records a provision for income taxes at an estimated effective rate of 21%, consistent with the U.S. federal corporate income tax rate. State and local taxes, if applicable, are included in operating expenses.

Accounts Receivable: Due to the subscription-based, prepaid nature of the business, the Company has no material accounts receivable balance. All revenue is collected at or before the time of service delivery.

Note 4 — Revenue

Total revenue for the year ended December 31, 2025 was $600,032, compared to $704,908 for the prior year. The decrease of approximately $104,876 reflects a reduction in average active subscriber counts across both the Xtrades and CryptoTraders platforms.

Note 5 — Operating Expenses

Total operating expenses for 2025 were $488,988, compared to $561,836 in 2024. Expenses consist primarily of: (i) marketing and advertising ($185,815); (ii) development and technology costs ($136,917); (iii) community payouts and contributor costs ($107,577); and (iv) general and administrative expenses ($58,679).

Note 6 — Income Taxes

The Company recorded a provision for income taxes of $23,319 for fiscal year 2025, based on an estimated effective tax rate of 21% applied to pre-tax net income of $111,044.

Note 7 — Related-Party Transactions

The Company makes distributions to its founding partners (Kevin, Dan, and Rafaello) in accordance with their respective ownership percentages. During fiscal year 2025, partner distributions totaled approximately $(78,574). These transactions are reviewed and approved by management. Each partner's distribution exceeds 5% of the Company's total capital, as disclosed in accordance with applicable crowdfunding regulations.

Note 8 — Subsequent Events

Management has evaluated events subsequent to December 31, 2025 through the date these financial statements were made available. No material subsequent events have been identified that require adjustment to or disclosure in these financial statements.

XTRADES INC.

CEO Certification

Pursuant to Regulation CF — 17 CFR Part 227

I, Kevin Wan, Chief Executive Officer of Xtrades Inc. (the "Company"), hereby certify, to the best of my knowledge, that:

1. The financial statements and other financial information included in this offering are true and correct in all material respects.

2. The financial condition, results of operations, and cash flows of the Company, as described herein, fairly present in all material respects the financial condition of the Company.

3. The Company has no undisclosed material liabilities, obligations, or contingencies that would have a material adverse effect on the Company's financial condition.

4. I have reviewed these financial statements and related disclosures, and there are no material misstatements or omissions of fact required to be stated therein.

IN WITNESS WHEREOF, the undersigned has executed this certification as of the date set forth below.

Kevin Wan

Chief Executive Officer

Xtrades Inc.

Date: 4 / 30 / 2026

Note: This certification is made in connection with the Company's offering pursuant to Regulation Crowdfunding (Regulation CF) under Section 4(a)(6) of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder by the Securities and Exchange Commission.